Exhibit (k)(3)

SharesPost 100 Fund

Amended and Restated Shareholder Services Plan

(As amended June __, 2021)

This plan constitutes the Shareholder Services Plan (the “Plan”) for SharesPost 100 Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, it is desirable to provide the Fund flexibility in meeting the investment and shareholder servicing needs of its investors; and

WHEREAS, the Fund intends to have its distributor (“Distributor”) enter into agreements (“Services Agreements”) with certain financial institutions, broker-dealers, and other financial intermediaries (“Authorized Service Providers”) pursuant to which the Authorized Service Providers will provide certain administrative and shareholder support services to the beneficial owners of the Fund’s shares;

WHEREAS, the Fund adopted a Shareholder Services Plan with respect to the Fund dated as of December 11, 2015; and

WHEREAS, the Fund desires to amend and restate the Shareholder Services Plan to reflect certain changes to the compensation structure thereunder;

NOW THEREFORE, the Fund hereby adopts this Plan:

1.           Implementation. The Distributor is authorized to execute written Services Agreements with Authorized Service Providers that are record owners of Fund shares or that have a servicing relationship with the beneficial owners of shares of the Fund. Any such agreement shall specifically acknowledge that payments thereunder are subject to the terms of this Plan.

2.           Services.

(a)            Pursuant to the Services Agreement, the Authorized Service Provider shall provide to those customers who own Fund shares shareholder support services, not primarily intended to result in the sale of shares of the Fund, as set forth therein and as described in the Fund’s prospectus. Shareholder support services (“Shareholder Services”) include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and (iii) providing such other similar services as the Fund or the Fund’s Investment Adviser may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations.

(b)            Shareholder Services shall not include (i) crediting distributions from the Fund to customer accounts; (ii) arranging for bank wire transfer of funds to or from a customer’s account; (iii) forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (iv) assisting the Fund in establishing and maintaining shareholder accounts and records; (v) providing sub-accounting for all Fund share transactions at the shareholder level; (vi) forwarding to customers proxy statements and proxies; (vii) determining amounts to be reinvested in the Fund; (viii) assisting customers in changing account options, account designations and account addresses; (ix) electronic processing of client orders; (x) account reconciliations with the Fund’s Transfer Agent; (xi) monitoring client accounts for back-up withholding and any other special tax reporting obligations; (xii) maintenance of books and records with respect to the foregoing; or (xiii) any other services that could be categorized as sub-transfer agency services, sub-accounting services or administrative services (any of the foregoing, “Non-Shareholder Services”).  Notwithstanding the foregoing, the Authorized Service Provider may provide Non-Shareholder Services to those customers who own Fund shares and may be compensated for such services out of the assets of the Fund as set forth herein.

3.           Compensation.

(a)       The Fund shall pay to the Distributor a fee, computed daily and paid quarterly in the manner set forth in the respective Services Agreements, at an annual rate of up to 0.25% of the aggregate average daily net assets of the Fund shares attributable to or held in the name of all Authorized Service Providers in respect of Shareholder Services provided thereby. The Distributor shall re-allow such fee to each Authorized Service Provider in accordance with the applicable Services Agreement.

(b)       In addition to payments for Shareholder Services, the Fund shall pay to the Distributor a fee, computed daily and paid in the manner set forth in the respective Services Agreement for Non-Shareholder Services. The Distributor shall re-allow such fee to each Authorized Service Provider in accordance with the applicable Services Agreement.

4.           Effective Date and Termination. This Plan will be effective with regard to the shares of the Fund only after approval by a vote of a majority of the Board of Trustees of the Fund, including a majority of trustees who are not “interested persons” of the Fund as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940. The Plan may be terminated with respect to the shares of the Fund at any time by vote of a majority of the Disinterested Trustees.

5.           Amendment. The Plan may be amended at any time by the Board of Trustees, provided that all material amendments to the Plan shall be approved by the Fund’s Trustees in the manner provided herein with respect to the initial approval of the Plan.

6.           Reporting. While this Plan is in effect, the Board of Trustees shall be provided with a quarterly written report of the amounts expended pursuant to this Plan and the purposes for which the expenditures were made.